Exhibit 99.48

MATERIAL CHANGE REPORT FORM 51-102F3

Item 1	Name and Address of Company

American Lithium Corp. (“American Lithium” or the “Company”)

Suite 1507 - 1030 West Georgia St.

Vancouver, B.C. V6E 2Y3

Item 2	Date of Material Change

November 3, 2021

Item 3	News Release

A news release announcing the material change was issued on November 3, 2021, (the “News Release”) through GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4	Summary of Material Change

On November 3, 2021, the Company completed its brokered private placement of 13,208,000 units (the “Units”) at an offering price of $2.65 per Unit for aggregate gross proceeds of $35,001,200 (the “Offering”).

Item 5	Full Description of Material Change

On November 3, 2021, the Company completed the Offering of 13,208,000 Units at an offering price of $2.65 per Unit for aggregate gross proceeds of $35,001,200.

Each Unit consists of one common share in the capital of the Company (a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Share at an exercise price of $4.00 per Share until November 3, 2023.

The Offering was co-led by Eight Capital, Echelon Wealth Partners Inc. and TD Securities Inc., on behalf of a syndicate of agents that also included Roth Canada, ULC (collectively, the “Agents”). In consideration for their services, the Agents received an aggregate cash commission of $2,061,617.85 from the Company.

The securities issued in connection with the Offering are subject to a statutory hold period expiring March 4, 2022.

The securities referred to in this material change report have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons in the absence of U.S. registration or an applicable exemption from the U.S. registration requirements. This material change report does not constitute an offer for sale of securities in the United States.

Andrew Bowering, Chairman and Director of the Company, Simon Clarke, Chief Executive Officer and Director of the Company and Philip Gibbs, Chief Financial Officer of the Company participated in the Offering and acquired an aggregate of 415,000 Units (the “Insider Participation”). The purchases constitute “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuances are exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as they were a distribution of securities for cash and the fair market value of the Units issued to and the aggregate consideration paid by Mr. Bowering, Mr. Clarke and Mr. Gibbs did not exceed 25% of the Company’s market capitalization.

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Purpose and Business Reasons for the Transaction

The gross proceeds of the Offering will be used for exploration and development of the Company’s TLC Project, Falchani Project and the Macusani Project, and for working capital and general corporate purposes.

The Anticipated Effect of the Transaction on the Issuer's Business and Affairs

The gross proceeds of the Offering will be used for exploration and development of the Company’s TLC Project, Falchani Project and the Macusani Project, and for working capital and general corporate purposes.

The Interest in the Transaction of Every Related Party

Related Party	Percentage of Shares (Undiluted) Before the Effective Date	Insider Participation in the Offering	Percentage of Shares (Undiluted) and Warrants on the Effective Date
Andrew Bowering	1.53% of Shares	335,000 Units	1.60% Shares 4.56% Warrants
Simon Clarke	0.11% of Shares	30,000 Units	0.12% Shares 0.04% Warrants
Philip Gibbs	0.07% of Shares	50,000 Units	0.09% Shares 0.19% Warrants

The anticipated effect of the Insider Participation on the percentage of securities of the Company beneficially owned or controlled by the aforementioned individuals is referred to in the table above.

Discussion of the Review and Approval Process Adopted by the Board of Directors

All the terms and conditions of the Offering were reviewed and approved by the board of directors of the Company by way of consent resolution dated effective November 3, 2021.

Formal Valuation and Minority Approval Exemptions Relied Upon

The Insider Participation is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as it was a distribution of securities for cash and the fair market value of the Units issued to and the consideration paid by Mr. Bowering, Mr. Clarke and Mr. Gibbs did not exceed 25% of the Company’s market capitalization.

The Company did not file a material change report more than 21 days before the expected closing of the Offering because the details of the participation therein by the related party of the Company were not settled until shortly prior to the closing of the Offering and the Company wished to close on an expedited basis for business reasons.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

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Item 8	Executive Officer

For further information contact Simon Clarke, Chief Executive Officer by telephone at (604) 428-6128 or by email at info@americanlithiumcorp.com.

Item 9	Date of Report

November 10, 2021

FORWARD-LOOKING STATEMENTS

This material change report contains certain forward-looking statements, including, but not limited to, statements with respect to the use of proceeds of the Offering and the Company’s future plans and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward- looking statements. Although the forward-looking statements contained in this material change report are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.